General Steel Holdings, Inc.
Kuntai International Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing, China

October 6, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	General Steel Holdings, Inc. Registration Statement on Form S-3 Amendment No. 1 Filed on: September 24, 2009 File No. 333-161585

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated October 1, 2009, from Ms. Pamela A. Long, regarding the above-referenced Registration Statement on Form S-3 Amendment No. 1.  This letter is being delivered in connection with our filing of Amendment No. 2 to the Registration Statement on Form S-3 (the “Amendment”).

Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of October 1, 2009.

About this Prospectus, page 1

Comment (1):

We note the disclosure in the last paragraph, in particular the statement that “we have not independently verified the data, and we do not make any representation as to the accuracy of the information.”  Please be advised that you are responsible for all of the information you disclosure in the prospectus.  Please revise to remove this statement.

Response (1):

In the Amendment, we have revised the disclosure to remove the statement in question.

U.S. Securities and Exchange Commission
General Steel Holdings, Inc.
October 6, 2009

Description of Capital Stock, page 16

Comment (2):

We note your response to comment two in our letter dated September 17, 2009. Please revise to remove the statement that the disclosure in this section “is not complete.”

Response (2):

In the Amendment, we have revised the disclosure to remove the statement in question.

Description of Debt Securities, page 17

Comment (3):

We note your response to comment five in our letter dated September 17, 2009.  Since the debt securities will be issued pursuant to the terms of the indenture filed as Exhibit 4.4 to the registration statement, please revise to provide a materially complete summary of the terms of the indenture.  Please also revise the second paragraph accordingly.

Response (3):

In the Amendment, we have revised the Description of Debt Securities section to properly include the required disclosures pertaining to the summary of the terms of the indenture and have revised the second paragraph accordingly.

Part II – Information Not Required in Prospectus

Exhibit 5.1 legal Opinion of Burns & Levinson LLP

Comment (4):

We note the revised opinion in response to comment eight in our letter dated September 17, 2009.  Please confirm that if any warrant, right or unit that may be offered or sold pursuant to this registration statement is governed by the laws of any jurisdiction other than the laws of the State of Nevada or New York, then at a time of a take down you will file an amended legal opinion of counsel, pursuant to which counsel must opine that these securities are binding obligations of the company under the state contract law governing these securities.  At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K.  For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission’s web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

U.S. Securities and Exchange Commission
General Steel Holdings, Inc.
October 6, 2009

Response (4):

We confirm that if any warrant, right or unit that may be offered or sold pursuant to the registration statement is governed by the laws of any jurisdiction other than the laws of the State of Nevada or New York, then at a time of a take down we will file an amended legal opinion of counsel, pursuant to which counsel will opine that such securities are binding obligations of the Company under the state contract law governing these securities.

This letter responds to all comments contained in Ms. Long’s letter of October 1, 2009.  If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ Zuosheng Yu
Zuosheng Yu
Chairman and Chief Executive Officer

cc:	Ms. Era Anagnosti
Mr. Andrew Schoeffler
Stephen D. Brook, Esq. (Burns & Levinson LLP)